                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

                      Olympic Cascade Financial Corporation
         ---------------------------------------------------------------
                                (Name of Issuer)

                    Common Shares, $0.02 par value per share
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    68158N106
                 ---------------------------------------------
                                 (CUSIP Number)

                               Steven A. Rothstein

                    c/o Olympic Cascade Financial Corporation

                      875 North Michigan Avenue, Ste. 1560

                             Chicago, Illinois 60611

                                  312-751-8833

         _______________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 28, 2001
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), (S)240.13d-1(f) or (S)240.13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                                                --------------------------------
CUSIP NO. 68158N106                              Page 2 of 5 Pages
--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Steven A. Rothstein
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a)  [_]
                  (b)  [X]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [_]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
       NUMBER OF         7   SOLE VOTING POWER

        SHARES               5,000

     BENEFICIALLY

       OWNED BY

         EACH

       REPORTING

        PERSON

         WITH

                        --------------------------------------------------------
                         8   SHARED VOTING POWER

                             6,703
                        --------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER

                             5,000
                        --------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             281,363
--------------------------------------------------------------------------------
11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON

                             286,363
--------------------------------------------------------------------------------
12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------
13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             12.8%
--------------------------------------------------------------------------------
14                           TYPE OF REPORTING PERSON *

                             IN
--------------------------------------------------------------------------------

                                                        ------------------------
                                                         Page 3 of 5 Pages
                                                        ------------------------

         This Amendment No. 8 supplements and amends Amendment No. 7 on Schedule 13D dated December 14, 2000 ("Amendment No. 7") filed by the reporting person, Steven A. Rothstein ("Rothstein"). This Amendment No. 8 supplements and amends Amendment No. 7 only with respect to Items 2, 4, 5, 6 and 7 as set forth below. All other items are unchanged from Amendment No. 7. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 7.

Item 2.  Identity and Background.

         Subparagraph (c) of Item 2 of the Original Filing is hereby supplemented and amended to read in its entirety as follows:

         Rothstein is currently acting as a consultant to Olympic Cascade Financial Corporation (the "Company") with its principal place of business located at 875 North Michigan Avenue, Suite 1560, Chicago, Illinois 60611.

Item 4.  Purpose of Transaction.

         The purpose of the transaction is to facilitate a capital investment in the Company as described more completely in Item 5 of this Amendment No. 8 and in the Information Statement filed by the Company pursuant to Rule 14f-1, the contents of which are incorporated by reference into this Amendment No. 8 as Exhibit E.

Item 5.  Interest in the Securities of the Issuer.

         Subparagraph (a)-(e) of Item 5 of the Original Filing is hereby supplemented and amended to read in its entirety as follows:

         On November 28, 2001, Rothstein was granted a warrant - approved by the Company's Board of Directors - to purchase 5,000 shares of the Company's Common Stock at $5.00 per share. The warrant was fully exercisable on the date of issuance and expires on November 28, 2006.

         On December 14, 2001, the Company, Mark Goldwasser ("Goldwasser") and Triage Partners LLC, a New York limited liability company ("Triage," and together with Goldwasser, the "Investors") entered into an agreement (the "Purchase Agreement") whereby the Company sold to the Investors an aggregate of 10,725 shares of Company Series A Preferred Stock for an aggregate purchase price of $1,072,500 (the "Purchase"). The Series A Preferred Stock is convertible into the Company's Common Stock at a price of $1.50 per share. The Purchase Agreement is incorporated by reference as Exhibit A hereto.

         In addition, the Company has entered into a Securities Exchange Agreement (the "Exchange Agreement") with Gregory P. Kusnick and Karen Jo Gustafson, as Joint Tenants with Right of Survivorship ("KG"), and Gregory C. Lowney and Maryanne K. Snyder, as Joint Tenants with Right of Survivorship ("LS," and, together with KG the "Noteholders"), whereby the Noteholders agreed to exchange 50% of their outstanding notes and warrants (exercisable at $5.00 per share) for an aggregate of (i) 10,000 shares of Series A Preferred Stock and
(ii) warrants to purchase 100,000 shares of Company Common Stock with an exercise price of $1.75 per share (the "Exchange"). Pursuant to the Exchange Agreement, Peter Rettman, as initial representative of the Noteholders, will have a board seat designated for him. The Exchange Agreement is incorporated by reference as Exhibit B hereto.

     In a related transaction, on December 14, 2001 Rothstein, individually and as custodian for his children under the Illinois Uniform Gift to Minors Act, entered into a Stock Purchase Agreement with Triage (the "Rothstein Agreement"), whereby Rothstein agreed to sell an aggregate of 285,000 shares of Olympic Cascade Financial Corporation Common Stock for an aggregate purchase price of $427,500 (the "Rothstein Sale"). The Rothstein Agreement is incorporated by reference as Exhibit C hereto.

         In addition, Rothstein agreed to grant an irrevocable proxy for three years to Triage with respect to the 274,660 remaining shares of Company Common Stock held by Rothstein individually and as custodian for his

                                                        ------------------------
                                                         Page 4 of 5 Pages
                                                        ------------------------

children. Under the terms of the irrevocable proxy, Triage has the right to vote, or to execute and deliver written consents or otherwise act with respect to, the 274,660 shares and any and all other shares or securities of the Company issued or issuable with respect thereof on or after December 28, 2001 for a period of three years. Triage was also granted certain rights-of-first refusal with respect to the sale of such shares for a period of two years. Each of the irrevocable proxy and right-of-first refusal are subject to certain trading exemptions. The irrevocable proxy is an exhibit to the Rothstein Agreement.

         All of the above referenced agreements were subject to significant mutual closing conditions and closed on December 28, 2001.

         On December 28, 2001, the following sales were made:

Name                                                              Amount of Shares Sold           Price per Share
----                                                              ---------------------           ---------------
Steven A. Rothstein                                                     245,000                        $1.50
Steven Rothstein C/F Caroline E. Rothstein UGMA/IL                       20,000                        $1.50
Steven Rothstein C/F Joshua Rothstein UGMA/IL                            20,000                        $1.50
TOTAL                                                                   285,000                           --

         Pursuant to the transactions contemplated in the Purchase, the Exchange and the Rothstein Sale (collectively, the "Transactions"), Rothstein, James C. Holcomb, Jr. and D.S. Patel each resigned from the Board of Directors of the Company on December 28, 2001 and Peter Rettman, Mark Goldwasser, Martin S. Sands, Steven B. Sands, Robert J. Rosan and Andrew Zaro were each appointed to the Board of Directors of the Company on that date. Currently, the Board of Directors of the Company consists of Peter Rettman, Gary A. Rosenberg, Mark Goldwasser, Martin S. Sands, Steven B. Sands, Robert J. Rosan and Andrew Zaro.

         Additionally, on December 28, 2001, Rothstein resigned as Chairman and as an officer of the Company and all of his outstanding stock options were terminated pursuant to the Termination and Consulting Agreement among Rothstein, the Company and National Securities Corporation (the "Termination Agreement"). The options that were terminated covered the right to purchase an aggregate of 214,194 shares of Company Common Stock at prices ranging from $3.875 to $7.50 per share, all but 5,000 of which were exercisable and had expiration dates from 2/6/02 to 1/10/06. The Termination Agreement is attached hereto as Exhibit D.

         The culmination of all of the above Transactions resulted in Rothstein having the following beneficial ownership:

                Sole power to vote and dispose                 5,000 shares (1)
               Shared power to vote and dispose              281,363 shares (2)

                          TOTAL                              286,363 shares

(1) Consists of 5,000 shares Rothstein has a right to acquire under the warrant.
(2) Shared power to vote extends to the 6,703 shares held by an IRA of Rothstein's wife, Nancy. Entire right to vote the remaining 274,660 shares is held by Triage and expires December 28, 2004. Shared power to dispose consists of 6,703 shares held by an IRA of Rothstein's wife, 192,613 shares held by Rothstein individually and in an IRA and 82,047 shares held by Rothstein as custodian for his children (16,313 for Caroline E. Rothstein, 38,467 for Joshua Rothstein and 27,267 for Natalie Rothstein) under the Illinois Uniform Gift to Minors Act.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Please see the Purchase Agreement, Exchange Agreement, Rothstein Agreement and Termination Agreement referenced in Item 5 and attached as Exhibits A, B, C and D, respectively, to this Amendment No. 8.

                                                        ------------------------
                                                         Page 5 of 5 Pages
                                                        ------------------------

Item 7.  Materials to be Filed as Exhibits.

         Item 7 is hereby deleted in its entirety and replaced by the addition of the following exhibits:

         1. "Exhibit A" of this Schedule 13D/A is the Purchase Agreement entered into by and between the Company, Goldwasser and Triage dated as of December 14, 2001 and is hereby incorporated by reference to Exhibit 10.30 on the Form 8-K filed by the Company on January 11, 2002 as though fully set forth herein.

         2. "Exhibit B" of this Schedule 13D/A is the Exchange Agreement entered into by and between the Company, Gregory P. Kusnick and Karen Jo Gustafson, as Joint Tenants with Right of Survivorship, and Gregory C. Lowney and Maryanne K. Snyder, as Joint Tenants with Right of Survivorship dated as of December 14, 2001 and is hereby incorporated by reference to Exhibit 10.32 on the Form 8-K filed by the Company on January 11, 2002 as though fully set forth herein.

         3. "Exhibit C" of this Schedule 13D/A is the Rothstein Agreement entered into by and between Steven A. Rothstein, individually and as custodian for his children, and Triage Partners LLC dated as of December 14, 2001 and is hereby incorporated by reference to Exhibit 10.31 on the Form 8-K filed by the Company on January 11, 2002 as though fully set forth herein.

         4. "Exhibit D" of this Schedule 13D/A is the Termination Agreement entered into by and between the Company, Rothstein and National Securities Corporation dated as of December 14, 2001 and is attached hereto.

         5. "Exhibit E" of this Schedule 13D/A is the Information Statement filed by the Company pursuant to Rule 14f-1 dated December 14, 2001 and is hereby incorporated by reference.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2002


                                             By: /s/ Steven A. Rothstein
                                                -------------------------------
                                                  Steven A. Rothstein

                                                                       EXHIBIT D

                      TERMINATION AND CONSULTING AGREEMENT

          THIS TERMINATION AND CONSULTING AGREEMENT (this "Agreement") is made as of the 14/th/ day of December 2001 by and among OLYMPIC CASCADE FINANCIAL CORPORATION, a Delaware corporation having its principal place of business at 1001 4/th/ Avenue, Suite 2200, Seattle, Washington 98154 ("Olympic"), NATIONAL SECURITIES CORPORATION, a Washington corporation and a wholly-owned subsidiary of Olympic having its principal place of business at 120 Broadway, 27/th/ Floor, New York, New York 10271 ("National"), and STEVEN A. ROTHSTEIN, an individual residing at 2737 Illinois Road, Wilmette, Illinois 60091 ("Consultant").

                               W I T N E S S E T H

          WHEREAS, Olympic, National and Consultant are parties to an Employment Agreement dated as of April 1, 1998, as amended pursuant to a First Amendment to Employment Agreement dated as of July 1, 1999 (as so amended, the "Employment Agreement"), pursuant to which Consultant was employed as Chairman and Chief Executive Officer of each of Olympic and National on terms and conditions set forth therein;

          WHEREAS, each of Olympic, National and Consultant desire to terminate the Employment Agreement pursuant to Section 7.1(a) of said Employment Agreement, pursuant to the terms and conditions set forth herein; and

          WHEREAS, each of Consultant, National and Olympic desire to enter into a consulting arrangement pursuant to the terms and conditions set forth herein.

          NOW, THEREFORE, in consideration of the mutual premises and agreements contained herein, and intended to be legally bound hereby, the parties hereby agree as follows:

     1.   Termination of Employment Agreement. The Employment Agreement and
          -----------------------------------
Consultant's employment pursuant thereto as Chairman and Chief Executive Officer of each of Olympic and National is hereby terminated, effective the Closing Date of the Securities Purchase Agreement, dated December 14, 2001, by and between Olympic and Purchasers (as defined in such agreement) ("Closing Date"), pursuant to Section 7.1(a) of said Employment Agreement. Upon such termination, all options to purchase shares of the common stock of Olympic granted to Consultant, whether pursuant to the Employment Agreement or otherwise, and not exercised prior to the date hereof shall be terminated and deemed of no further force and effect.

     2.   Waiver of Payments.
          ------------------

          (a) The parties hereto hereby agree, that notwithstanding anything in the Employment Agreement to the contrary, and except as specifically set forth in this Agreement, Consultant hereby grants to each of Olympic and National, and Olympic and National each hereby grant to Consultant, a general release from (i) any and all obligations under the

Employment Agreement (including, but not limited to, the payment of or with regard to any Severance Payments (as defined in the Employment Agreement), any accrued but unpaid vacation pay and sick pay, and any payment resulting from a Change of Control (as defined in the Employment Agreement) and (ii) claims, actions, causes of action, debts, agreements, promises, damages and demands whatsoever in law or equity, which Consultant, Olympic or National (as the case may be) ever had, now has or hereafter can, shall or may have against Olympic, National or Consultant (as the case may be) for, upon, or by reason of any matter whatsoever from the beginning of Consultant's relationship with said entities to the date hereof.

          (b) Notwithstanding anything herein to the contrary, Olympic shall be obligated:

               (i) to pay Consultant an amount equal to all Base Salary (as defined in the Employment Agreement) accrued and unpaid through the date of this Agreement all of which is current as of December 14, 2001;

               (ii) to reimburse Consultant for all other ordinary and necessary business expenses incurred by Consultant in accordance with prior practice, and not otherwise previously reimbursed to Consultant, prior to the Closing Date which shall not exceed Five Thousand Dollars ($5,000);

               (iii) to the extent reasonably required and requested by Consultant in connection with the performance of the Services, Olympic shall make available to Consultant the use of office space, telephones, faxes, computers, printers and other support as are generally available in Olympic's or National's offices (as the case may be) located at 875 North Michigan Avenue, Suite 1560, Chicago, Illinois 60611 (the "Chicago Office Space") for a period of at least three (3) months from the Closing Date or such longer period, upon sixty (60) days written notice to Consultant as determined by Olympic in its sole discretion;

               (iv) to sell to Consultant for the sum of One Thousand Dollars ($1,000) the furniture (i.e. desk, couch, table, chair) located in Consultant's office in the Chicago Office Space;

               (v) to sell to Consultant for the sum of One Hundred Dollars ($100) the personal computer located in Consultant's office in the Chicago Office Space;

               (vi) to the extent practicable, Olympic shall afford Consultant a five (5) day opportunity to match any bona fide written offer by a third party to sublet or assign the Chicago Office Space;

               (vii) in the event Consultant elects to match any bona fide written offer by a third party to sublet or assign the Chicago Office Space, to permit Consultant, at his sole option, to purchase the office furniture in the Chicago Office Space for Twenty Five Thousand Dollars ($25,000);

                      (viii) to (and hereby does) confirm Olympic's payment obligation to the Consultant's IRA in August 2004, in accordance with the terms of a certain $50,000 promissory note, bearing interest at the rate of 9% per annum;

                      (ix) to, for a period of three (3) years after the Closing Date, maintain in effect the current policies of directors' and officers' liability insurance maintained by Olympic to the extent that such policies provide coverage for Olympic's directors and officers (or policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous) with respect to claims arising from facts or events that occurred before the Closing Date; provided that Olympic shall not be required to maintain such policies to the extent that the annual premiums (or incremental annual premiums in the case of substitute policies that provide coverage to other persons or for other matters) exceed 200% of the most recent annual premium paid for such policies by Olympic;

                      (x) to forgive Consultant from the obligation to repay his $11,000 from Olympic, which bears interest at the rate of 9% per annum; and

                      (xi) under its indemnification obligations as set forth in Section 6.9(b) of the Securities Purchase Agreement, by and among Olympic, Mark Goldwasser and Triage Partners, dated of even date herewith.

                  (c) Notwithstanding anything herein to the contrary, Consultant shall continue to be entitled to receive any and all payments relating to his participation or interest in any warrants or other options or rights to purchase equity or other securities of any entity (each, a "Participation Right"), in each such instance as such Participation Right may be owned or controlled, beneficially or otherwise, by National or an affiliate thereto, and only to the extent such Participation Right shall relate to a period of time prior to the Closing Date. Consultant shall receive such payments as and when any such payments are received by National in accordance with National's policies and procedures. National agrees, at the request of Consultant, to maintain brokerage accounts with respect to such warrants, options and other rights. A complete list of such Participation Rights, and Consultant's percentage interest thereto, is attached hereto as Exhibit A.

            3.    Canterbury Securities. It is hereby acknowledged that the
                  ---------------------
board of directors of Olympic has authorized Consultant (if he so desires) to enter into an agreement to purchase all of the outstanding capital stock of Canterbury Securities Corporation ("Canterbury") for the aggregate sum of $11,100. Such option to purchase Canterbury must be exercised by Consultant within 30 days of the Closing Date. It is agreed, approved and authorized that Consultant may be an officer, director, shareholder and employee of Canterbury Securities and that subject to Section 11 hereof, such status, and the carrying out the functions or duties as an officer, director, shareholder and employee of Canterbury Securities shall not be deemed to constitute a violation or conflict with Consultant's duties or obligations under this Agreement.

            4.    Life Insurance. Simultaneous with the Closing Date, Olympic
                  --------------
and National shall be relieved of all of their respective obligations, as applicable, including the payment of any insurance premiums, and shall relinquish all of their respective rights and interests, as applicable, including without limitation any rights or interests as an additional insured or loss payee, under Consultant's split-dollar life insurance policy (contract number 45-834-425) listing New York Life Insurance Company as the insurance carrier thereto. Olympic and National shall use their commercially reasonable best efforts to arrange with New York Life Insurance Company to deliver to Consultant, as soon as practicable after the date hereof, evidence of the transfer of the full and complete ownership of such policy to Consultant as of the date hereof, free and clear of all liens and encumbrances.

     5.   Brokerage Accounts. Olympic hereby acknowledges and agrees that, per
          ------------------
the request of the Consultant, it shall arrange for, at National's expense, the bulk transfer, in a tape-to-tape transaction, to a brokerage firm in accordance with Consultant's directions, of the brokerage accounts registered under Consultant's registered representatives' numbers, presently held in "street name" by National, as broker thereto, and listing Consultant as the registered representatives thereto.

     6.   Consulting. Olympic agrees to and does hereby engage Consultant, and
          ----------
Consultant hereby agrees, to provide the Services (as hereinafter defined) for Olympic, pursuant to the terms and provisions set forth in Sections 6 through 13, inclusive, of this Agreement (the "Consulting Arrangement").

     7.   Term. The term of the Consulting Arrangement (the "Initial Term")
          ----
shall begin as of the Closing Date and shall have a term ("Term") of eighteen
(18) months such that the Consulting Arrangement expires on the date that is eighteen (18) months after the Closing Date (the "Expiration Date"), unless renewed or terminated earlier pursuant to the provisions of this Agreement.

     8.   Services.
          --------

          (a) The Consultant shall serve as an independent contractor and shall provide management consulting services and such other functions of a similar nature as may be requested of Consultant by Olympic (hereinafter collectively referred to as "Services"). Specifically, the term "Services" as used in this Agreement shall mean and include, without limitation, those services described in Exhibit B attached hereto and made a part hereof.
   ---------

          (b) During the term of this Agreement, Consultant shall at all times perform his services as an independent contractor, it being understood and agreed that Consultant shall not be required to provide the Services to National and Olympic for more than 10 hours per week in the aggregate. The Consultant shall not be an employee of Olympic or National for any purposes, including but not limited to for purposes of any tax or contribution levied by the Federal Insurance Contributions Act, the Social Security Act, the Federal Employment Tax Act and the Federal Income Tax Withholding Act or any corresponding law of any country, state or locality with respect to employment or compensation, and Consultant hereby accepts exclusive and full liability for any such taxes or contributions. The Consultant shall not be entitled to any employee benefits or privileges (including but not limited to medical or other insurance, holidays, vacation or sick pay); provided, that notwithstanding anything herein to the contrary, Consultant shall be entitled to exercise all of the rights and benefits of continued health care coverage available to similarly situated employees and former employees pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

          (c) Subject to the provisions of this Agreement, Consultant does and shall continue to have the right to provide his services to other persons or businesses.

      9.  Limited Authority. The Consultant shall not hold himself out
          -----------------
directly or indirectly, as having any independent right, power, or authority to create any contract or obligation, either express or implied, on behalf of, in the name of, or binding upon Olympic or National, or to pledge Olympic's or National's credit, or to extend credit in Olympic's or National's name.

     10.  Consideration.
          -------------

          (a) During the term of this engagement by Olympic, Consultant shall receive as total consideration for his provision of the Services under this Agreement, advisory and consulting fees (the "Fixed Fees") at the aggregate rate of Ten Thousand Dollars ($10,000) per month, payable in advance of each month by Olympic, commencing on the Closing Date and continuing until the date that is one month prior to the Expiration Date.

          (b) Notwithstanding anything herein to the contrary and provided prior written approval of an executive officer of Olympic is obtained, Olympic shall reimburse Consultant for all ordinary, necessary and reasonable business expenses incurred by Consultant in connection with the Services under this Agreement. Reimbursement shall be made as soon as practicable after Consultant submits an itemized statement setting forth the expenses, together with appropriate supporting documents, such as copies of receipts evidencing the amounts expended.

     11.  Non-solicitation. At all times during the Term and for twelve (12)
          ----------------
months after the Term, Consultant shall not, directly or indirectly, for Consultant or for any other person or entity affiliated with Consultant, (a) employ or attempt to employ or enter into any contractual arrangement with any broker of National, other than Brian Friedman or Robert H. Daskal, until three
(3) months after the date of termination by National (for any reason) of the employment of such broker with National, or, if such broker shall voluntarily terminate his employment with National, until three (3) months after the date of such voluntary termination, (b) cause any other person or entity to employ, solicit, disturb, entice away, or in any other manner persuade any broker of National, other than Brian Friedman or Robert H. Daskal, to discontinue or alter his or her relationship with National, until six (6) months after the termination by National (for any reason) of the employment of such person with National, or, if such broker shall voluntarily terminate his employment with National, until six (6) months after the date of such voluntary termination, and/or (c) call on or solicit any of the brokers of National on behalf of any person or entity in connection with any business competitive with the business of National, nor shall Consultant make known the names and addresses of such brokers or any information relating in any manner to the trade or business relationships of National with such brokers, other than in connection with the performance of Consultant's duties under this Agreement.

     12.  Independence of Covenants; Survival of Consulting Agreement Terms.
          -----------------------------------------------------------------
Subject to Section 13(a)(iii) below, the covenants of Consultant in Section 11 of this Agreement shall be construed as independent of any other provision of this Agreement, and the existence of any claim or cause of action of Consultant against Olympic or National, as the case may be, whether for nonperformance or breach of this Agreement, and whether predicated on this Agreement or otherwise, shall not excuse breach by Consultant of any provision of this Section 12, nor shall it constitute a defense to the enforcement by Olympic or National, as the case may be, of any of these provisions. The provisions of this Section 12 and the provisions of Section 11 shall survive any termination of this Agreement.

     13.  Termination of Agreement.
          ------------------------

          (a) The provisions of the Consulting Arrangement and all mutual liabilities and obligations between and among Olympic, National and Consultant pursuant to such Consulting Arrangement shall cease and terminate upon the earliest of the events specified below:

               (i)   At the end of the Term;

               (ii) By Olympic, for "Cause," that is, if Olympic's Board of Directors determines, in its sole discretion, to notify Consultant in writing of the termination of this Agreement due to the occurrence of any of the following acts:

                     (A) if Consultant is found by a court of final jurisdiction to have committed fraud in connection with the conduct of Olympic's business, or upon Consultant's conviction for a felony or a crime involving moral turpitude, whether relating to Consultant's retention hereunder or otherwise; or

                     (B) upon Consultant's material breach of any term of this Agreement or the Stock Purchase Agreement dated December 14, 2001 among Consultant, certain other persons and Triage Partners LLC or the material failure of Consultant to perform Consultant's duties under or pursuant to this Agreement, or gross negligence by Consultant in the performance of Consultant's duties under or pursuant to this Agreement, and Consultant's failure or inability to cure any such breach or default which is of a curable nature within ten (10) days after Olympic or National shall have given Consultant written notice of any such breach or default;

               (iii) Except as set forth in subparagraph (a) above, if either party shall default in the performance of its or his obligations under this Agreement and the defaulting party shall not have cured the same within ten (10) days after the receipt of written notice from the non-defaulting party specifying such default. If this Agreement is terminated by either party hereto pursuant to this Subsection (iii) as a result of a material breach of this Agreement by the other party hereto, the provisions of this Agreement shall terminate in their entirety.

          (b) Upon and after any termination of this Agreement, unless otherwise superseded by any written agreement entered into in connection with such termination,

Consultant shall be entitled to receive, as and when such payments would otherwise become due hereunder, (i) any and all unpaid Fixed Fees, as applicable, appropriately prorated (based on the number of days elapsed) through the effective date of termination, and (ii) any and all other unpaid expense reimbursements owing to Consultant through the effective date of termination. Such payments (if any) shall constitute all amounts to which Consultant shall be entitled upon and after termination of this Agreement.

     14.  Survival of Payment Obligations. The parties hereto acknowledge and
          -------------------------------
agree that all rights under this Agreement shall, in the event of the Consultant's death, accrue to the benefit of and be paid to Consultant's estate, heirs or assigns.

     15.  Equitable Remedies. The parties hereto hereby acknowledge and agree
          ------------------
that a breach by any party hereto of any provision of this Agreement will cause the non-breaching parties irreparable injury for which there is no adequate remedy at law. Accordingly, the parties hereto expressly agree that, in the event of any such breach or any threatened breach hereunder, directly or indirectly, the non-breaching parties shall be entitled, in addition to any and all other remedies available, to seek and obtain injunctive and/or other equitable relief to require specific performance of or prevent, restrain and/or enjoin a breach of the provisions of this Agreement.

     16.  Arbitration of Disputes.
          -----------------------

          (a) Except for an action seeking a temporary restraining order or an injunction relating to Section 15 of this Agreement, or an action seeking to compel compliance with this Section 16, any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or the interpretation thereof, or any arrangements relating hereto or contemplated herein, or the breach, termination or invalidity thereof (each, a "Claim"), shall be settled exclusively and finally by arbitration. It is specifically understood and agreed that, other than as set forth in the preceding sentence, any disagreement, dispute or controversy which cannot be resolved by and among the parties, including any matter relating to the interpretation of this Agreement and any technical matters arising hereunder, shall be submitted to arbitration irrespective of the magnitude thereof, the amount in controversy or whether such disagreement, dispute or controversy would otherwise be considered justiciable or ripe for resolution by a court or other tribunal.

          (b) Any Claim shall be submitted to binding arbitration by the National Association of Securities Dealers, Inc. ("NASD") and shall be conducted in New York, New York, unless otherwise agreed to by the parties thereto. The arbitration shall be held in accordance with the NASD's commercial arbitration rules, as may be applicable to the Claim. The parties hereto agree to undertake all reasonable steps to expedite the arbitration process.

          (c) The determination by the NASD arbitrator(s) with respect to the Claim shall be final, binding and conclusive upon the parties thereto, and judgment rendered by the NASD arbitrator(s) may be entered in any court of competent jurisdiction; provided, however, that the NASD arbitrator(s) shall not by its or their decision or award increase, decrease or limit the obligations of the parties hereto, or vary or change this Agreement, and its or their jurisdiction is accordingly limited.

          (d) The parties hereto hereby waive any rights to appeal or to review of such arbitration decision or award by any court or tribunal.

          (e) Except as otherwise determined by the NASD arbitrator(s), whose determination shall be binding and conclusive upon all parties to the arbitration, the expenses of arbitration, including without limitation fees of the NASD arbitrator(s) as well as expenses incident to the proceedings, shall be shared equally by the parties to the Claim. Each of said parties shall be responsible for the fees and expenses of its own attorneys, expert witnesses, other witnesses and other representatives with respect to such arbitration.

     17.  General.
          -------

          (a) This Agreement shall not be modified or amended except by a writing signed by each of Consultant, Olympic and National.

          (b) A party's failure to exercise any right hereunder in the event of another party's breach of any term hereof shall not be construed as a waiver of such breach or prevent such party from hereafter enforcing strict compliance with any and all terms of this Agreement. The parties recognize that the services to be rendered by Consultant hereunder are special, unique and of an extraordinary character.

          (c) This Agreement constitutes the entire agreement of the parties hereto relating to the subject matter hereof and there are no additional written or oral terms or representations made by either party other than those contained herein.

          (d) The captions, section numbers, and paragraph numbers appearing in this Agreement are inserted only as a matter of convenience and do not define, limit, construe, or describe the scope or intent of such sections or paragraphs of this Agreement or in any way affect this Agreement.

          (e) Except as otherwise expressly provided in this Agreement, no party may assign any rights or delegate any duties under this Agreement without the prior written consent of the other party. Any attempted assignment or delegation without the required consent shall be void.

          (f) If any provision or clause of this Agreement or application thereof to any person or circumstances is held invalid or unlawful, such invalidity or unlawfulness shall not affect any other provision or clause of this Agreement or application thereof which can be given effect without the invalid or unlawful provision, clause or application.

          (g) Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and delivered or sent by first-class mail, postage prepaid, to the parties at the following addresses:

               If to Olympic:

                         Olympic Cascade Financial Corporation
                         120 Broadway
                         27/th/ Floor
                         New York, New York 10271
                         Attn: Mark Goldwasser

               If to National:

                         National Securities Corporation
                         1001 4/th/ Avenue, Suite 2200
                         Seattle, Washington 98154
                         Attn: Michael Bresner, President

               If to Consultant:

                         Steven A. Rothstein
                         2737 Illinois Road
                         Wilmette, Illinois 60091

Any party to this Agreement may change their address for notices by notice given pursuant to the provisions of this Section.

          (h) This Agreement and the rights and obligations of the parties hereto shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

          (i) This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute but one agreement. Copies of this Agreement, including facsimile copies, may be used in lieu of the originals for all purposes. If a party signs this Agreement and then transmits an electronic facsimile of the signature page to any other party, that party who receives the transmission may rely upon the electronic facsimile as a signed original of this Agreement.

          (j) All exhibits and recitals included in this Agreement are an integral part of this Agreement. They are incorporated in this Agreement by this reference as though at this point set forth in full.

          (k) Except as set forth in Section 14, and Section 17(h) hereto, the parties do not intend the benefits of this Agreement to inure to any person or entity not a party to this Agreement. Notwithstanding anything contained in this Agreement, or any conduct or course of conduct by either party before or after signing this Agreement, this Agreement shall not be construed as creating any right, claim or cause of action against either party by any person or entity not a party to this Agreement.

          (l) The pronouns "he," "him" and "his" shall include the pronouns "she," "it" and "her," "hers" and "its," as appropriate.

         [The remainder of this page has been intentionally left blank]

         IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have set their hands and seals hereunto as of the day and year first written above.

                                      OLYMPIC CASCADE FINANCIAL CORPORATION


                                      By:______________________________________
                                      Title:___________________________________
                                      Date:____________________________________


                                      NATIONAL SECURITIES CORPORATION


                                      By:______________________________________
                                      Title:___________________________________
                                      Date:____________________________________


                                      STEVEN A. ROTHSTEIN


                                      _________________________________________
                                      Date:____________________________________

                                    EXHIBIT A

                              PARTICIPATION RIGHTS

-------------------- -------- ------------ -------- ------ ------ ------ ------ ------- ------- ------ ------- ------- -------------
      Company        Symbol     Number of  National   SAR   MG     CMG    BF      HK     RHD     MAB    DMW    Other/
                               Warrants or                                                                     Number  Other/Name
                                 Shares
-------------------- -------- ------------ -------- ------ ------ ------ ------ ------- ------- ------ ------- ------- -------------
   EganaGoldpfeil     EGNI      150,000 @  30,000   25,000        25,000  7,250   5,000  18,000  7,500  2,250   22,500   Mike Jacks
        (1)                       $7.75
-------------------- -------- ------------ -------- ------ ------ ------ ------ ------- ------- ------ ------- ------- -------------
        (1)           EGNI       29,167 @   5,167    5,000         5,000  1,450   1,000   3,600  1,500    450    7,500   Sammy Chan
                                  $7.75                                                                          4,500   Mike Jacks
                                                                                                                 1,500   Sammy Chan
-------------------- -------- ------------ -------- ------ ------ ------ ------ ------- ------- ------ ------- ------- -------------
   Paradise Music     PDSE       85,000 @  40,000    5,000 5,000  25,000                  5,000  5,000
        (1)                       $0.30
-------------------- -------- ------------ -------- ------ ------ ------ ------ ------- ------- ------ ------- ------- -------------
        (1)           PDSE       85,000 @  40,000    5,000 5,000  25,000                  5,000  5,000
                                  $0.50
-------------------- -------- ------------ -------- ------ ------ ------ ------ ------- ------- ------ ------- ------- -------------
        (1)           PDSE       80,000 @  40,000    5,000 5,000  25,000                  5,000  5,000
                                  $0.75
-------------------- -------- ------------ -------- ------ ------ ------ ------ ------- ------- ------ ------- ------- -------------
     ProMarket        PMKGY      10,000 @   4,000      375   375     375    375   2,000     250    250           1,000   Sammy Chan
        (1)                       $4.00                                                                        1,000      Andy Lai
-------------------- -------- ------------ -------- ------ ------ ------ ------ ------- ------- ------ ------- ------- -------------
      NeoMedia        NEOM       75,000 @  37,500    6,000 6,000  12,000  6,000           3,000  3,000  1,500
        (1)                       $1.00
-------------------- -------- ------------ -------- ------ ------ ------ ------ ------- ------- ------ ------- ------- -------------
Inside Holdings (2)   IHLGF      50,000    10,000    4,000 4,000   3,000  4,000  20,000   2,500  2,500
-------------------- -------- ------------ -------- ------ ------ ------ ------ ------- ------- ------ ------- ------- -------------


(1)  Warrants not received as of December 12, 2001
       (2) Certificate received and sent to Seattle for allocation on December 11, 2001.

                                    EXHIBIT B

                        Description and Scope of Services

 .        Consultant shall perform those services reasonably designated by
         Olympic and National and conveyed to Consultant. The services shall be consistent with the duties currently performed by Consultant on behalf of National and/or Olympic.

 .        Consultant, at the instruction of Olympic, shall commit up to ten (10)
         hours (which shall include any necessary travel time in connection therewith) of time per week towards the performance of Services hereunder. Consultant shall not be required to commit more than five hours of time in any 24 hour period and shall be given no less than 72 hours notice if such services are to be performed in any location other than Chicago, Illinois.

 .        Consultant may decline to perform any services that conflicts with his current duties in his current profession.